SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

VIA EDGAR	December 16, 2004
Re:	WMG Acquisition Corp. and certain of its subsidiaries Registration Statement on Form S-4

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of WMG Acquisition Corp., a Delaware corporation, (the "Issuer") and A.P. Schmidt Company, a Delaware corporation, Atlantic Recording Corporation, a Delaware corporation, Atlantic/143 L.L.C., a Delaware limited liability company, Atlantic/MR II INC., a Delaware corporation, Atlantic/MR Ventures Inc., a Delaware corporation, Berna Music, Inc., a California corporation, Big Beat Records Inc., a Delaware corporation, Big Tree Recording Corporation, a Delaware corporation, Bute Sound LLC, a Delaware limited liability company, Cafe Americana Inc., a Delaware corporation, Chappell & Intersong Music Group (Australia) Limited, a Delaware corporation, Chappell And Intersong Music Group (Germany) Inc., a Delaware corporation, Chappell Music Company, Inc., a Delaware corporation, Cota Music, Inc., a New York corporation, Cotillion Music, Inc., a Delaware corporation, CPP/Belwin, Inc., a Delaware corporation, CRK Music Inc., a Delaware corporation, E/A Music, Inc., a Delaware corporation, Eleksylum Music, Inc., a Delaware corporation, Elektra Entertainment Group Inc., a Delaware corporation, Elektra Group Ventures Inc., a Delaware corporation, Elektra/Chameleon Ventures Inc., a Delaware corporation, FHK, INC., a Tennessee corporation, Fiddleback Music Publishing Company, Inc., a Delaware corporation, Foster Frees Music, Inc., a California corporation, Foz Man Music LLC, a Delaware limited liability company, Inside Job, Inc., a New York corporation, Intersong U.S.A., INC., a Delaware corporation, Jadar Music Corp., a Delaware corporation, Lava Trademark Holding Company LLC, a Delaware limited liability company, LEM America, INC., a Delaware corporation, London-Sire Records Inc., a Delaware corporation, McGuffin Music Inc., a Delaware corporation, Mixed Bag Music, Inc., a New York corporation, NC Hungary Holdings Inc., a Delaware corporation, New Chappell Inc., a Delaware corporation, Nonesuch Records Inc., a Delaware corporation, NVC International Inc., a Delaware corporation, Octa Music, Inc., a New York corporation, Penalty Records L.L.C., a New York limited liability company, Pepamar Music Corp., a New York corporation, Revelation Music Publishing Corporation, a New York corporation, Rhino Entertainment Company, a Delaware corporation, Rick's Music Inc., a Delaware corporation, Rightsong Music Inc., a Delaware corporation, Rodra Music, Inc., a California corporation, Sea Chime Music, Inc., a California corporation, SR/MDM Venture Inc., a Delaware corporation, Summy-Birchard, Inc., a Wyoming corporation, Super Hype Publishing, Inc., a New York corporation, T-Boy Music L.L.C., a New York limited liability company, T-Girl Music L.L.C., a New York limited liability company, The Rhythm Method Inc., a Delaware corporation, Tommy Boy Music, Inc., a New York corporation, Tommy Valando Publishing Group, Inc., a Delaware corporation, Tri-Chappell Music Inc., a Delaware corporation, TW Music Holdings Inc., a Delaware corporation, Unichappell Music Inc., a Delaware corporation, W.B.M. Music Corp., a Delaware corporation, Walden Music, Inc., a New York corporation, Warner Alliance Music Inc., a Delaware corporation, Warner Brethren Inc., a Delaware corporation, Warner Bros. Music International Inc., a Delaware corporation, Warner Bros. Publications U.S. Inc., a New York corporation, Warner Bros. Records Inc., a Delaware corporation, Warner Custom Music Corp., a California corporation, Warner Domain Music Inc., a Delaware corporation, Warner Music Bluesky Holding Inc., a Delaware corporation, Warner Music

Discovery Inc., a Delaware corporation, Warner Music Distribution Inc., a Delaware corporation, Warner Music Group Inc., a Delaware corporation, Warner Music Latina Inc., a Delaware corporation, Warner Music SP Inc., a Delaware corporation, Warner Sojourner Music Inc., a Delaware corporation, Warner Special Products Inc., a Delaware corporation, WarnerSongs Inc., a Delaware corporation, Warner Strategic Marketing Inc., a Delaware corporation, Warner-Elektra-Atlantic Corporation, a New York corporation, Warner-Tamerlane Publishing Corp., a California corporation, Warner/Chappell Music (Services), Inc., a New Jersey corporation, Warner/Chappell Music, Inc., a Delaware corporation, Warprise Music Inc., a Delaware corporation, WB Gold Music Corp., a Delaware corporation, WB Music Corp., a California corporation, WBM/House of Gold Music, Inc., a Delaware corporation, WBPI Holdings LLC, a Delaware limited liability company, WBR Management Services Inc., a Delaware corporation, WBR/QRI Venture, Inc., a Delaware corporation, WBR/Ruffnation Ventures, Inc., a Delaware corporation, WBR/Sire Ventures Inc., a Delaware corporation, We Are Musica Inc., a Delaware corporation, WEA Europe Inc., a Delaware corporation, WEA Inc., a Delaware corporation, WEA International Inc., a Delaware corporation, WEA Latina Musica Inc., a Delaware corporation, WEA Management Services Inc., a Delaware corporation, Wide Music, Inc., a California corporation, WEA Rock LLC, a Delaware limited liability company, WEA Urban LLC, a Delaware limited liability company, WMG Management Services Inc., a Delaware corporation and WMG Trademark Holding Company LLC, a Delaware limited liability company (collectively, the "Guarantors" and together with the Issuer, the "Registrants"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-4 (the "S-4 Registration Statement"), together with certain exhibits thereto, relating to the Issuer's offers to exchange $465,000,000 in principal amount of its 7 3/8% Senior Subordinated Notes due 2014 (the "Exchange Dollar Notes") for its outstanding 7 3/8% Senior Subordinated Notes due 2014 (the "Outstanding Dollar Notes") and £100,000,000 in principal amount of its 8 1/8% Senior Subordinated Notes due 2014 (the "Exchange Sterling Notes" and, together with the Exchange Dollar Notes, the "Exchange Notes") for its outstanding 8 1/8% Senior Subordinated Notes due 2014 (the "Outstanding Sterling Notes" and, together with the Outstanding Dollar Notes, the "Outstanding Notes"), which were offered and sold earlier this year in reliance upon Rule 144A and Regulation S under the Securities Act (the "Private Offering"). The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

        The Registrants are registering the exchange offers on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the "Commission") enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 ("Exxon Capital"), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized us to include the following representations to the Staff of the Commission:

1.
The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants' information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants have disclosed to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.
No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offers may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        The filing fee for the S-4 Registration Statement in the amount of $77,619 has previously been deposited by wire transfer of same day funds to the Commission's account at Mellon Bank.

        Please acknowledge receipt of the filing via electronic mail.

        If you have any questions on the above-referenced S-4 Registration Statement, please contact Edward P. Tolley, III at (212) 455-3189 or Mary Kuan at (212) 455-2257.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

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